UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

BLUELINX HOLDINGS INC.
(Name of Subject Company)

BLUELINX HOLDINGS INC.
(Name of Person Filing Statement)

Common stock, par value $0.01 per share
(Title of Class of Securities)

09624H109
(CUSIP Number of Class of Securities)

Dean A. Adelman
Chief Administrative Officer
4300 Wildwood Parkway
Atlanta, Georgia 30339
(770) 953-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Sara Epstein, Esq. BlueLinx Corporation 4300 Wildwood Parkway Atlanta, Georgia 30339 (770) 953-7000	Mark L. Hanson, Esq. Jones Day 1420 Peachtree St., N.E. Atlanta, GA 30309 (404) 521-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

1.	Subject Company Information.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is BlueLinx Holdings Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 4300 Wildwood Parkway, Atlanta, Georgia 30339 and the telephone number is (770) 953-7000.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits hereto, this “Schedule 14D-9”) relates to the shares of common stock, par value $0.01 per share, of the Company (the “Shares”). As of the close of business on August 12, 2010, there were 32,690,437 Shares issued and outstanding.

2.	Identity and Background of Filing Person.

Name and Address.

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 “Subject Company Information” above, which information is incorporated herein by reference. The Company’s website is www.BlueLinxCo.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Cerberus ABP Investor LLC, a Delaware limited liability company (“CAI”), and a wholly-owned subsidiary of Cerberus Capital Management, L.P. (“Cerberus Capital”), pursuant to which CAI has offered to purchase all outstanding Shares not otherwise owned by CAI for $3.40 net per Share in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 2, 2010 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as thereto amended and/or supplemented from time to time, and together with the Exhibits thereto, the “Schedule TO”), filed by CAI and Cerberus Capital with the Securities and Exchange Commission (the “Commission”) on August 2, 2010. According to the Schedule TO, the Offer is scheduled to remain open from August 2, 2010 until 12:00 midnight, New York City time on August 27, 2010 (the “Offer Period”), unless extended by CAI.

The Schedule TO indicates that, as of August 2, 2010, CAI owned 18,100,000 Shares, which represents approximately 55.39% of the aggregate outstanding Shares of the Company. Each Share is entitled to one vote per Share.

The Schedule TO also indicates that the Offer is subject to satisfaction, or, if permitted, waive, certain specified conditions. These conditions include the non-waivable condition that there shall have been validly tendered and not withdrawn such number of Shares that represents at least a majority of the Shares (including any Shares issued upon exercise of vested stock options), other than Shares owned by CAI, and the officers and directors of the Company, that are issued and outstanding as of the date the Shares are accepted for payment pursuant to the Offer.

The Schedule TO also indicates that another condition to the Offer, which may be waived by CAI in its sole discretion, is that there shall have been validly tendered and not withdrawn a sufficient number of Shares such that, upon acceptance for payment and payment for the tendered Shares pursuant to the Offer, CAI will own a number of Shares representing at least 90% of the issued and outstanding Shares as of the date the Shares are accepted for payment pursuant to the Offer. The Schedule TO specifies that the Offer is not subject to any financing or due diligence condition.

The Schedule TO also specifies that if, following the consummation of the Offer, CAI owns at least 90% of the outstanding Shares, then it intends to cause the Company to consummate a “short-form” merger promptly under Delaware law in which all Shares held by the stockholders who have not tendered their Shares into the Offer (other than those held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price.

Based on the number of Shares owned by CAI on August 2, 2010, approximately 5,472,724 Shares (excluding the Shares owned by CAI and Shares owned by the officers and directors of the Company) must be tendered for the non-waivable majority of the minority condition to be satisfied, and approximately 11,321,393 Shares must be tendered for CAI to own at least 90% of the aggregate outstanding Shares of the Company and to effect a short-form merger.

The Schedule TO states that the address and telephone number of CAI’s and Cerberus Capital’s principal executive office is 299 Park Avenue, New York, New York 10171, (212) 891-2100.

The Company takes no responsibility for the accuracy or completeness of any information described herein as contained in the Schedule TO, including information concerning CAI or Cerberus Capital, any of their affiliates, officers or directors, any actions or inactions proposed to be taken by CAI or Cerberus Capital or any failure by CAI or Cerberus Capital to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9 (including the annexes and exhibits hereto and any information incorporated herein by reference), to the knowledge of the Company, and as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest, between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) CAI or Cerberus Capital or their respective executive officers, directors or affiliates.

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

CAI and Cerberus Capital Share Ownership; Interlocking Directors and Officers.

As of August 2, 2010, CAI owned 18,100,000 Shares. As a result of its ownership of the Shares, CAI holds 55.39% of the aggregate outstanding shares of the Company.

Of the ten members of the Company’s board of directors (the “Board”), five members are current or former employees of, or advisors to, CAI. Howard S. Cohen is Chairman of the Company’s Board and is an employee of Cerberus Operations and Advisory Company, LLC, an affiliate of CAI; Mark A. Suwyn is the former chairman of a company controlled by CAI; Steven Mayer is a Managing Director at CAI; Robert G. Warden is a Managing Director at CAI; and Richard Warner is a consultant to CAI. Those positions present these individuals with actual or potential conflicts of interest in determining the fairness of the Offer to the Company’s stockholders unaffiliated with CAI or any of its affiliates.

Ownership of Shares by Directors and Officers.

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares, and on the same terms and conditions, as the other stockholders of the Company. As of August 12, 2010, the directors and executive officers of the Company beneficially owned in the aggregate 1,589,274 Shares, excluding any Shares they have a right to acquire pursuant to stock options and any unvested restricted shares (the “Unvested Restricted Shares”) of common stock and unvested performance shares (the “Unvested Performance Shares”, and together with the Unvested Restricted Shares, the “Restricted Shares”).

If the directors and executive officers were to tender all of their Shares, excluding any Shares they have the right to acquire pursuant to stock options and any Restricted Shares, for purchase pursuant to the Offer, and those Shares were accepted for purchase and purchased by CAI, the directors and executive officers would receive an aggregate of approximately $5,403,532 in cash.

As of August 12, 2010, members of the Board beneficially owned in the aggregate 1,537,940 Shares, excluding any Shares they have a right to acquire pursuant to stock options and any Restricted Shares. Mr. Schumacher and Mr. Grant, each members of the Special Committee, own 7,750 Shares and 10,000 Shares, respectively.

As discussed below in Item 4 “The Solicitation or Recommendation — Intent to Tender,” to the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers or directors currently intends to tender the Shares held of record or beneficially owned by such person pursuant to the Offer.

Director and Officer Stock Options.

As of August 12, 2010, all of the Company’s vested outstanding stock options were exercisable at prices substantially higher than the Offer Price. Accordingly, the Company does not expect holders of vested stock options to exercise their stock options in connection with the Offer. The number of vested stock options held by the directors and executive officers of the Company and the weighted-average exercise price as of August 12, 2010 is set forth below. None of the vested stock options has an exercise price that is less than the Offer Price.

	Number of Vested	Weighted-Average
Name of Directors and Executive Officers	Options	Exercise Price

Howard Cohen	500,000	$4.66
Richard Marchese	10,000	$11.69
Richard Grant	10,000	$11.40
George Judd	62,918	$14.01
Dean Adelman	32,435	$12.23

CAI has stated in the Schedule TO that if, following the consummation of the Offer, CAI owns at least 90% of the outstanding Shares, then it will cause the Company to consummate a short-form merger in which all remaining outstanding Shares would be cancelled in exchange for a cash payment of the same price per Share as was paid in the Offer, without interest.

In the event CAI completes a short-form merger after the expiration of the Offer, any person who acquires Shares upon the exercise of stock options that remain outstanding may be unable to sell those Shares as CAI intends to delist the Company’s Shares from the New York Stock Exchange (“NYSE”) or on any other securities exchange on which the Company’s Shares are listed following the Offer.

For more information regarding the Company’s stock option awards and their potential treatment in the event CAI completes a short-form merger see the Company’s Proxy Statement for its May 20, 2010 Annual Meeting of Stockholders under “Payments upon Certain Events of Termination or Change in Control”.

Director and Officer Restricted Shares.

Restricted Shares may be tendered in the Offer only if permitted by the terms of the restricted stock award, and all restricted stock awards provide that the Restricted Shares under such restricted stock awards are not transferable. As a result, Restricted Shares may not be tendered in the Offer, despite certain statements to the contrary in the Schedule TO. As of August 12, 2010, directors and executive officers of the Company held an aggregate of 1,596,657 Restricted Shares.

If CAI completes a short-form merger after the expiration of the Offer, Restricted Shares will, however, be exchanged for the Offer Price so that each holder of Restricted Shares will receive a cash payment equal to the Offer Price multiplied by the number of Restricted Shares the holder holds less applicable withholding taxes.

For more information regarding the Company’s Restricted Shares and their potential treatment in the event CAI completes a short-form merger see the Company’s Proxy Statement for its May 20, 2010 Annual Meeting of Stockholders under “Payments upon Certain Events of Termination or Change in Control”.

Compensation to Members of the Special Committee.

In connection with the Offer, the Board established a special committee of independent directors (the “Special Committee”) to evaluate and make a recommendation to stockholders with respect to the Offer. The members of the Special Committee are Richard S. Grant, Richard B. Marchese and Alan H. Schumacher.

As compensation for services rendered in connection with serving on the Special Committee, Mr. Marchese, Mr. Schumacher and Mr. Grant each will receive a one-time fee of $15,000, and Mr. Marchese will receive an additional $10,000 for serving as the chairman of the Special Committee. In addition, each member of the Special Committee will receive a fee of $1,250 for each telephonic or in-person meeting of the Special Committee attended by such member.

Services and Other Transactions with CAI.

The Company and certain of its affiliates, directors and executive officers have engaged in certain transactions and are parties to certain arrangements with CAI and certain of its affiliates. Information regarding these transactions, including the amounts involved, is set forth below, as well as in the Company’s Proxy Statement for its May 20, 2010 Annual Meeting of Stockholders under “Certain Relationships and Related Transactions,” and the Company’s Annual Report on Form 10-K for the year ended January 2, 2010 under Note 11 to the Consolidated Financial Statements of the Company.

Cerberus Capital retains consultants that specialize in operations management and support and who provide CAI with consulting advice concerning portfolio companies in which funds and accounts managed by CAI or its affiliates have invested. From time to time, CAI makes the services of these consultants available to CAI portfolio companies. The Company believes that the terms of these consulting arrangements are favorable to it, or, alternatively, are materially consistent with those terms that would have been obtained in an arrangement with an unaffiliated third party. The Company has normal service, purchase and sales arrangements with other entities that are owned or controlled by CAI. The Company believes that these transactions are not material to results of operations or financial position.

Indemnification of Directors and Certain Executive Officers.

Each of the directors and executive officers of the Company is party to an indemnification arrangement that provides that (1) the Company will indemnify such individual to the fullest extent permitted by Delaware law, including advancement of expenses, for liabilities and expenses that he incurs in his capacity as a director or officer of the Company, and (2) the Company will cover such individual under any directors and officers liability insurance that the Company maintains. The rights under the indemnification arrangements are non-exclusive and are in addition to the indemnification rights of the Company’s directors and executive officers under any provision of the Company’s Amended and Restated Certificate of Incorporation or the Company’s Amended and Restated Bylaws or under applicable law.

4.	The Solicitation or Recommendation.

Recommendation of the Special Committee.

The Special Committee requests that the stockholders take no action and not tender their Shares with respect to the Offer at the current time and instead defer making a determination whether to accept or reject the Offer until the Special Committee has advised the stockholders of the Special Committee’s position or recommendation, if any, with respect to the Offer.

The Special Committee is unable to take a position with respect to the Offer at the present time because it has not yet completed a full and deliberate review and evaluation of the material terms and provisions of the Offer, and the prospects and projections of the Company, with the Special Committee’s legal and financial advisors, sufficient to enable the Special Committee to take an informed position with respect to the Offer and to discharge properly its fiduciary duties under applicable law. The Special Committee expects that, in the near future, after the Special Committee has completed its review and evaluation of the Offer, it will be able to cause the Company to inform its stockholders as to whether the Special Committee has determined (i) to recommend acceptance or rejection of the Offer; (ii) to express no opinion and remain neutral toward the Offer; or (iii) to state that it is unable to take a position with respect to the Offer.

Copies of a letter to the Company’s stockholders and a press release communicating the Special Committee’s position are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Offer.

Prior to May 7, 2004, the Company’s assets were owned by a division of Georgia-Pacific Corporation. On May 7, 2004, Georgia-Pacific sold the division to ABP Distribution Holdings Inc, or ABP, a new company owned by Cerberus Capital. ABP subsequently merged into the Company. On December 17, 2004, the Company consummated an initial public offering, at a price of $13.50 per share. Cerberus Capital did not sell any of the shares it owned, directly or indirectly, in the initial public offering. According to the Schedule TO, CAI currently owns 18,100,000 Shares, and Cerberus Capital is the managing member of CAI. According to the Schedule TO, CAI has beneficially owned the 18,100,000 Shares since the initial public offering of the Company and its ownership currently represents approximately 55.39% of the outstanding Shares.

On July 21, 2010, CAI notified the Board that it intended to commence a tender offer for all of the issued and outstanding Shares not owned by it, for $3.40 per Share, by delivery of the following letter:

July 21, 2010

Board of Directors
BlueLinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, Georgia 30339
Attention: Howard Cohen
            George R. Judd

Gentlemen:

Cerberus ABP Investor LLC (“CAI”)is pleased to advise you that it intends to commence a tender offer for all of the outstanding shares of common stock of BlueLinx Holdings Inc. (“BlueLinx” or the “Company”) not owned by CAI, at a purchase price of $3.40 per share in cash. This represents a premium of approximately 35.5% over the closing price on July 21, 2010, and a 16.8% premium over the volume-weighted average closing price for the last 30 trading days. In our view, this price represents a fair price to BlueLinx’s stockholders.

The tender offer will be conditioned upon, among other things, the tender of a majority of shares not owned by CAI or by the directors or officers of the Company and, unless waived, CAI owning at least 90% of the outstanding BlueLinx common stock as a result of the tender or otherwise. Any shares not acquired in the tender offer are expected to be acquired in a subsequent merger transaction at the same cash price per share. The tender offer is not subject to any financing or due diligence condition.

We believe that our offer to acquire the shares of BlueLinx not owned by CAI represents a unique opportunity for BlueLinx’s stockholders to realize the value of their shares at a significant premium to BlueLinx’s current and recent stock price. As the longtime majority stockholder of BlueLinx, we wish to acknowledge your dedicated efforts as board members of the Company and to express our appreciation for the significant contribution that the board members of BlueLinx have made to the Company in the challenging business and economic environment of the past few years.

In considering our tender offer, you should be aware that in our capacity as a stockholder we are interested only in acquiring the BlueLinx shares not already owned by us and that in our capacity as a stockholder we have no current interest in selling our stake in BlueLinx nor would we currently expect, in our capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction involving BlueLinx other than the transaction outlined here.

CAI has not had any substantive discussions or negotiations with members of the Company’s management regarding their ability to “roll” their BlueLinx shares or stock options, or regarding any changes to existing employment agreements, equity incentive plans or benefit arrangements, in connection with the tender offer. However, at the appropriate time, we may explore, and discuss with management, any or all such topics.

CAI does not expect the tender offer and merger to result in a change of control under the Company’s existing revolving credit facility or mortgage debt financing.

We intend to commence our tender offer within approximately seven days. CAI believes it would be appropriate for the Company’s board of directors to form a special committee consisting of independent directors not affiliated with CAI to consider CAI’s tender offer and to make a recommendation to the Company’s stockholders with respect thereto. In addition, CAI encourages the special committee to retain its own legal and financial advisors to assist in its review of our tender offer and the development of its recommendation.

We will file a Schedule 13D amendment, and as such, we feel compelled to issue a press release, a copy of which is attached for your information. We expect to make the release public prior to the opening of the New York Stock Exchange on July 22, 2010.

Very truly yours,

CERBERUS ABP INVESTOR LLC

/s/ STEVEN F. MAYER

* * *

Prior to the opening of the markets on July 22, 2010, Cerberus issued a press release announcing the Offer and filed an amendment to its Schedule 13D with the Commission, which included a copy of the letter to the Board and the press release.

On July 22, 2010, at a specially called telephonic meeting of the Board, the Board discussed whether, in light of Cerberus’ majority ownership interest in the Company’s stock and the fact that a number of members of the Board were officers, employees or affiliates of Cerberus or Cerberus Capital, it was in the best interests of the Company and its stockholders to form and empower a Special Committee, comprised solely of independent directors. The Board then directed management to circulate appropriate resolutions to be adopted by the Board to create, authorize and empower the Special Committee to act with respect to the proposed offer.

Effective as of July 22, 2010, by unanimous written consent action of the Board, resolutions were adopted that, among other things, formed the Special Committee, comprised of Richard B. Marchese, Alan H. Schumacher and Richard S. Grant, and delegated to the Special Committee the power and authority to (i) review and evaluate the terms and conditions of the Offer; (ii) determine, together with its advisors, whether the Offer is fair to, and in the best interests of, the Company and its stockholders; (iii) recommend to the full Board what recommendation, if any, should be made to the stockholders of the Company with respect to the Offer; (iv) participate in negotiations with Cerberus with respect to the terms and conditions of the Offer; (v) if the Special Committee deems appropriate, determine to reject the Offer; and (vi) take any lawful action in response to the Offer that the Special Committee determines to be in the best interests of the Company and its stockholders.

During the afternoon and evening of July 22, 2010, the Special Committee held several telephonic meetings during which they appointed Richard B. Marchese as Chairman of the Special Committee and discussed the need to hire legal counsel and a financial advisor to assist the Special Committee in fulfilling its duties. The members of the Special Committee identified several potential law firms and financial advisors, and determined that they should make contact with some of the firms they had identified to determine their interest and ability to represent the Special Committee. Following some initial contacts and a preliminary assessment of whether any conflicts were present, the Special Committee determined to invite Jones Day, a prominent international law firm, to make a presentation to the Special Committee. Following the presentation by Jones Day, on July 22, 2010, the Special Committee held a telephonic meeting and approved the retention of Jones Day as its independent legal advisor. Thereafter, the representatives of Jones Day participated in a meeting of the Special Committee and discussed the Special Committee’s duties and responsibilities with respect to considering the Offer and discussed related organizational matters. The Special Committee also requested that Jones Day assist in setting up interviews with various investment banks that the Committee had determined to consider as financial advisor.

On July 24, 2010, the Special Committee held a series of telephonic meetings with its legal advisors to discuss the anticipated Offer and interview potential financial advisors. The Special Committee received presentations from several prominent investment banking firms and held discussions with outside counsel regarding the merits of the various firms.

On July 25, 2010, the Special Committee held a telephonic meeting to interview an additional investment banking firm under consideration to serve as financial advisor. At the conclusion of the presentations by the various investment banking firms, the Special Committee, with its legal advisors present, discussed at length the merits of each of the firms interviewed and thereafter determined to retain Citadel Securities LLC (“Citadel Securities”) to act as its financial advisor, subject to reaching an agreement on the terms of an engagement letter. The Special Committee authorized Jones Day to negotiate an appropriate engagement letter with Citadel Securities. Subsequently, the Special Committee executed an engagement letter with Citadel Securities, and on July 27, 2010, the Company issued a press release announcing that its board of directors had formed the Special Committee and that the Special Committee had retained Citadel Securities as its financial advisor to assist the Special Committee in its review of the Offer, and had engaged Jones Day to provide legal advice to the Special Committee. After being formally engaged, Citadel Securities commenced its due diligence review of the Company and began to engage in discussions and meetings with members of the Company’s management to obtain additional information regarding the operations and future prospects of the Company.

During the telephonic meeting on July 25, 2010, the members of the Special Committee and their legal advisor also discussed the retention of special Delaware counsel to assist with the legal representation of the Special Committee. The representatives of Jones Day provided recommendations of various Delaware law firms and following discussion among the Special Committee, and after confirming that there were no conflict issues, the Special Committee approved the engagement of Morris, Nichols, Arsht & Tunnell LLP as special Delaware counsel.

On July 28, 2010, Citadel Securities, at the direction of the Special Committee, contacted representatives of Cerberus to discuss the proposed offer and to request that Cerberus consider delaying the launch of the Offer in order to enable the Special Committee and its advisors to engage in discussions with Cerberus regarding the terms of the Offer. Cerberus responded that it did not intend to delay the Offer and that it believed more informed discussions would occur with the Special Committee after the offer was publicly available to stockholders.

On July 29, 2010, the Special Committee and its advisors held a telephonic meeting to further discuss the Offer and to receive an update from Citadel Securities on its due diligence process to date. At this meeting, Citadel Securities suggested that the Special Committee should consider canvassing the market for alternative transactions, including possibly reaching out to third parties who potentially might be interested in acquiring a minority stake in the Company. Following discussion regarding a number of parties that might have possible interest, and consultations with management, the Special Committee authorized Citadel Securities to contact representatives of the three parties that the Special Committee, with input from Citadel Securities, believed might have the most strategic interest in discussing a potential transaction.

Also on July 29, 2010, in response to an informal request received by the Company from Cerberus to provide it with the Company’s stockholder information, the Company advised Cerberus that it did not wish to provide stockholder information in response to its informal requests and asked Cerberus to comply with Rule 14d-5 in order to obtain the stockholder information. Cerberus elected instead to seek shareholder information pursuant to Section 220 of the DGCL, by letter delivered to the Company on July 30, 2010.

On July 30, 2010, the Special Committee held a telephonic meeting, with representatives of Jones Day and Citadel Securities present, and discussed various organizational and authority issues and reviewed the status of the financial due diligence process, and the litigation that had been commenced by certain stockholders in response to the proposed offer.

Commencing on July 30, 2010, Citadel Securities initiated contact with representatives of the three parties to discuss their strategic interest in the potential acquisition of the Company’s Shares not currently owned by Cerberus. Two of those parties indicated that they would consider the request and respond over the next several business days, and each subsequently indicated that it was not interested in pursuing discussions as this point in time. The third party indicated that it would be interested in engaging in such discussions, and that it would be willing to enter into a confidentiality and standstill agreement before commencing any detailed discussions. On July 30, 2010, Citadel Securities, at the request of the Special Committee, provided a form of confidentiality and standstill agreement to the potentially interested party. That party provided comments on the proposed agreement, and following negotiations between outside counsel for the Special Committee and that party, a confidentiality and standstill agreement was signed by the potentially interested party on August 10, 2010. On August 12, 2010, that party indicated that it was not interested in further pursuing discussions at this point in time.

On August 2, 2010, and upon the recommendation of the Special Committee’s outside counsel and special Delaware counsel, the Special Committee provided the Company with a proposed unanimous written consent action of the Board, which contained several additional resolutions intended to explicitly clarify certain of the powers and authority originally granted to the Special Committee in connection with the Offer. Specifically, the supplemental resolutions clarified that Board had specifically delegated to the Special Committee the power and authority to (i) review and evaluate the terms and conditions of the Offer; (ii) determine, together with its advisors, whether the Offer is fair to, and in the best interests of, the Company and its stockholders; (iii) determine what recommendation, if any, should be made to the stockholders of the Company with respect to the Offer; (iv) negotiate with Cerberus with respect to the terms and conditions of the Offer; (v) if the Special Committee deems appropriate, determine to reject the Offer; (vi) if the Special Committee deems appropriate, solicit, consider and negotiate alternative transactions and approve on behalf of the Company any such alternative transaction or, if full Board approval of any such transaction is required under applicable law, recommend that the full Board so approve, any such transaction; (vii) prepare a Schedule 14D-9 and related documents and filings required or deemed by the Special Committee to be advisable under rules and regulations of the Securities and Exchange Commission; and (viii) exercise any other power or authority that may be otherwise exercised by the Board and that the Special Committee determines to be necessary or advisable to carry out and fulfill its duties and responsibilities, including, without limitation, the power and authority with respect to anti-takeover measures, including, without limitation, approving transactions as contemplated by Section 203 of the Delaware General Corporation Law and adopting a stockholder rights plan. At the request of the Special Committee, management provided the proposed unanimous written consent action to the Board, and it was unanimously adopted by the board of directors, effective as of August 10, 2010.

On August 2, 2010, Cerberus commenced the Offer and filed a Schedule TO and Schedule 13E with the SEC. Further, the Special Committee and its legal advisors held a telephonic meeting with members of the Company’s management team. The Special Committee discussed with management the Company’s performance during the current fiscal quarter and management’s outlook and projections for future performance.

On August 3 and 4, 2010, the Special Committee held various telephonic meetings with its legal advisor and financial advisor, and in some instances with management, to discuss various developments in the process of evaluating the Offer, and to discuss and consider various information relevant to the evaluation of the Offer, including management’s forecasts and outlook for the business.

On August 4, 2010, Citadel Securities, at the direction of the Special Committee, had a telephone conversation with Steven Mayer and Robert Warden, representatives of Cerberus, in which the Special Committee’s financial advisor requested that Cerberus consider increasing its offer price per Share. The representatives of Cerberus indicated that they would consider this request and would respond to Citadel Securities in the next several days. On August 10 and 11, 2010, Steven Mayer, on behalf of Cerberus, and representatives of Citadel Securities had further discussions about the Special Committee’s request and Cerberus suggested that the Special Committee propose a price range with respect to which the Special Committee would be able to provide a favorable recommendation.

On August 6, 2010, the Special Committee and its legal advisors held another meeting with the Company’s management to discuss management’s current internal financial models, assumptions and projections for future performance.

On August 10 and August 11, in separate communications, the Special Committee was contacted by two of the Company’s largest minority stockholders, Stadium Capital Management LLC and Regent Street Capital LLC, which collectively hold over 7% of the outstanding Shares. Each of those stockholders separately and independently expressed its opposition to the Offer, its belief that the underlying equity value of the Shares is significantly higher than the $3.40 per share CAI is offering pursuant to the Offer, and its intention not to tender shares in the Offer, and urged the Special Committee to reject and recommend against the Offer. In addition, as described under “Item 8. Additional Information — Litigation” below, on August 10, 2010 Stadium Capital Management LLC commenced a lawsuit seeking to enjoin the Offer.

On August 11, 2010, in light of the ongoing dialogue with Cerberus and the potentially interested third party, as well as the Special Committee’s ongoing financial evaluation of the Company and its future prospects, representatives of the Special Committee contacted representatives of Cerberus and requested that Cerberus extend the expiration of the Offer for 10 business days, from Friday August 27, 2010 until September 13, 2010. The representatives of the Special Committee informed Cerberus that the Special Committee believed that such an extension would be appropriate in order to ensure that the Special Committee has sufficient time to evaluate all relevant information to enable it to reach a determination on, and to publish to stockholders, the Special Committee’s position with respect to the Offer, and to allow the Company’s stockholders to have sufficient time to consider and evaluate the Offer and the Company’s, and the Special Committee’s, position with respect thereto. On August 13, 2010, the legal advisor to Cerberus informed the legal advisor to the Special Committee that Cerberus was willing to extend the expiration date of the Offer for five business days, to September 3, 2010, and that Cerberus would announce the extension as soon as practicable following the filing of this Schedule 14D-9 with the Commission.

On August 11 and 12, 2010, the Special Committee held telephonic meetings to discuss this Schedule 14D-9 and the Offer. At the conclusion of the meetings, the Special Committee determined that it is unable to take a position with respect to the Offer at the current time for the reasons described herein, and authorized the Company to finalize and file this Schedule 14D-9. The Special Committee determined to request that stockholders of the Company take no action and not tender their Shares with respect to the Offer at the current time, and instead defer making a determination whether to accept or reject the Offer until the Special Committee has advised stockholders of its position or recommendation, if any, with respect to the Offer.

Reasons for the Special Committee’s Position

The Special Committee is unable at the current time to take a position with respect to the Offer, because it has not yet had sufficient time to complete a full and deliberate review and evaluation of the material terms and provisions of the Offer, including the prospects and value of the Company, with the Special Committee’s financial, legal and other advisors sufficient to enable the Special Committee to take an informed position with respect to the Offer and to discharge properly its duties under applicable law. As part of that process, the

Special Committee and its advisors will continue to engage in discussions with the Company’s management to assist in that review and evaluation. The Special Committee is continuing to review and evaluate the Offer. The Special Committee expects that the additional time will allow the Special Committee and its financial advisors to work with the Company’s management to obtain more information about the Company and thus enable the financial advisors to further refine and complete their analysis and diligence review of the Company.

The Special Committee expects that after the Special Committee has completed its review and evaluation of the Offer, it will be able to inform the Company’s stockholders as to its position or recommendation, if any, with respect to the Offer. For these reasons, stockholders of the Company are requested to defer making any determination with respect to the Offer until they have been advised of the Special Committee’s position with respect to the Offer.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers or directors intends to tender any Shares held of record or beneficially owned by such person pursuant to the Offer.

5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Special Committee has retained Citadel Securities to act as the Special Committee’s financial advisor to provide certain financial advisory services in connection with, among other things, the Special Committee’s analysis and consideration of, and response to, the Offer. Pursuant to the terms of the engagement, the Company has agreed to pay Citadel Securities a customary fee. In addition, the Company has also agreed to reimburse Citadel Securities for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Citadel Securities and related persons against certain liabilities relating to or arising out of its engagement.

Certain officers and employees of the Company may render services in connection with the Offer, but they will not receive any additional compensation for their services.

Except as set forth above, none of the members of the Special Committee, the Company or any person acting on their behalf has employed, retained or compensated any person, or currently intends to do so, to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, or affiliates, during the last 60 days.

7.	Purposes of the Transaction and Plans or Proposals.

Except as described in this Schedule 14D-9 or incorporated herein by reference, neither the Special Committee nor the Company has any knowledge of any negotiation being undertaken or engaged in by the Special Committee or the Company in response to the Offer that relates to or would result in (i) a tender offer for, or other acquisition of, Shares by CAI or Cerberus Capital, any of their respective subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger (other than the short-form merger described in the Offer), reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Pursuant to a resolution of the Board, the Special Committee has been authorized, if the Special Committee deems appropriate, to solicit, consider and negotiate alternative transactions to the Offer and to approve on behalf of the Company any such alternative transaction or, if full Board approval of any such transaction is required under applicable law, recommend that the full Board approve such transaction.

Except as described above or elsewhere in this Schedule 14D-9 or in the Schedule TO, to the knowledge of the Special Committee and the Company, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding sentence.

8.	Additional Information.

Short-Form Merger.

The Schedule TO specifies that if, following consummation of the Offer, CAI owns at least 90% of the outstanding Shares, then CAI will be able to effect a “short-form” merger (a “Merger”) with the Company without a vote of the Company’s stockholders. As permitted under the DGCL, the merger can be effected without prior notice to, or any action by, the Board or any other stockholder of the Company. According to CAI, the merger will result in each outstanding Share (other than Shares owned by CAI, or Shares, if any, held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) being converted into the right to receive $3.40 per share.

Appraisal Rights.

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if a short-form merger involving the Company is consummated, holders of the Shares immediately prior to the effective time of the merger will have certain rights under the provisions of Section 262 of the General Corporation Law of Delaware (“DGCL”), including the right to dissent from the merger and demand appraisal of, and to receive payment in cash for the fair value of, their Shares. Dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Offer or any subsequent merger) and to receive payment of such fair value in cash, together with interest thereon, if any to be paid from the date of the Merger, as determined in accordance with the DGCL. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Offer or any subsequent merger.

If the Offer closes and the short-form merger occurs, stockholders will be sent a separate notice of merger and appraisal rights, which will explain the steps that need to be taken to pursue appraisal rights. No action needs to be taken now. The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the price per Share to be paid in the merger, without interest.

Litigation.

Following the announcement of CAI’s intent to make the Offer, on July 23, 2010, an individual stockholder of the Company filed a lawsuit in the Superior Court of Fulton County, Georgia commencing a purported class action lawsuit against CAI, Cerberus Capital, the Company and each of the individual members of the Board. This complaint, styled as Kyle Habiniak v. Howard S. Cohen, et al. (Case No. 2010CV188733) seeks to enjoin the Offer and Merger and rescind the proposed transaction, to the extent already implemented. A notice of voluntary dismissal for this case was filed by the plaintiff on August 11, 2010.

On July 27, 2010, an individual stockholder of the Company filed a lawsuit in the Superior Court of Cobb County, Georgia commencing a purported class action lawsuit against CAI, the Company and each of the individual members of the Board. This complaint, styled as Joseph J. Hindermann v. BlueLinx Holdings Inc., et al. (Case No. 10-1-7435-48), seeks, among other remedies, to preliminarily and permanently enjoin the Offer and Merger, to rescind the proposed transaction, to the extent already implemented, to impose a constructive trust in favor of the plaintiffs upon any benefits received by the defendants as a result of their alleged wrongful conduct, and the award of damages and attorneys’ fees.

On July 30, 2010, an individual stockholder of the Company filed a lawsuit in the Superior Court of Cobb County, Georgia commencing a purported class action lawsuit against CAI, Cerberus Capital, the Company and each of the individual members of the Board. This complaint, styled as Andrew Markich v. BlueLinx Holdings Inc., et al. (Case No. 10-1-7591-49), seeks, among other remedies, to enjoin the Offer and Merger, to rescind the proposed transaction, to the extent already implemented, and the award of attorneys’ fees.

On August 3, 2010, an individual stockholder of the Company filed a lawsuit in the Superior Court of Cobb County of Georgia commencing a purported class action lawsuit against CAI, the Company and each of the individual members of the Board. This complaint, styled as Peter Jerszynski v. BlueLinx Holdings Inc., et al. (Case No. 10-1-7729-48) seeks, among other remedies, to preliminarily and permanently enjoin the Offer and Merger, to rescind the proposed transaction, to the extent already implemented, to impose a constructive trust in favor of the plaintiffs upon any benefits received by the defendants as a result of their alleged wrongful conduct, and the award of damages and attorneys’ fees.

On August 4, 2010, an individual stockholder of the Company filed a law suit in the Superior Court of Cobb County, Georgia commencing a purported class action lawsuit against CAI, the Company and each of the individual members of the Board. This complaint, styled as Richard T. Winter v. Cerberus ABP Investor LLC, et al. (Case No. 10-1-7808-48) seeks, among other remedies, to preliminarily and permanently enjoin the Offer and Merger, to rescind the proposed transaction, to the extent already implemented and the award of damages and attorneys’ fees.

On August 10, 2010, an individual stockholder of the Company filed a lawsuit in the Court of Chancery for the State of Delaware commencing a lawsuit against CAI, Cerberus Capital and each of the individual members of the Board. This complaint, styled as Stadium Capital Qualified Partners, L.P. v. Cerberus ABP Investor LLC, et al. (Case No. 5707), seeks, among other remedies, to preliminarily and permanently enjoin the Offer and the Merger, to rescind the proposed transaction, if consummated, and the award of damages and attorneys’ fees.

In general, these complaints allege, among other things: (1) breaches of fiduciary duty by CAI, Cerberus Capital and the members of the Company’s board of directors in connection with the Offer and the Merger; (2) that the proposed consideration offered by CAI is inadequate; and (3) that CAI is engaging in unfair self-dealing and acting to further its own interests at the expense of Company’s minority stockholders. The Company believes that these cases have no merit.

Delaware Anti-Takeover Statute.

In general, Section 203 of the DGCL prevents an “interested stockholder” (defined to include a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a business combination (defined to include mergers and certain other transactions) with such corporation for three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to the date such person became an interested stockholder.

Section 203 of the DGCL does not apply to a stockholder that became an “interested stockholder” at a time when the corporation was not publicly held. Because CAI became an interested stockholder prior to the Company’s initial public offering and in any event has owned 15% or more of the Shares continuously for more than three years, the Company believes Section 203 of the DGCL does not apply to the Offer or any subsequent merger.

Section 203 of the DGCL, however, would apply to any other person that becomes an “interested stockholder” during the Offer Period and the Special Committee has been authorized by the Board to approve transactions as contemplated by Section 203 of the DGCL, including transactions with any person who becomes an interested stockholder during the Offer Period.

Regulatory Approval.

The Company is not aware of any material filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the consummation of the Offer or of CAI’s acquisition of the Shares in the Offer.

9.	Exhibits.

Exhibit
Number	Description

(a)(1)	Letter, dated August 13, 2010, from the Special Committee to the Company’s stockholders.
(a)(2)	Press release issued by the Company on August 13, 2010.
(a)(3)	Press release issued by Company on July 27, 2010, announcing formation of Special Committee (incorporated herein by reference to Schedule 14D9-C of BlueLinx Holdings Inc., filed on July 27, 2010).
(a)(4)	Press release issued by Company on July 22, 2010 announcing receipt by the Board of notice from Cerberus of its intent to make a tender offer for the Shares of the Company that it does not own (incorporated herein by reference to Schedule 14D9-C of BlueLinx Holdings Inc., filed on July 22, 2010).
(a)(5)	Letter, dated July 21, 2010, from Cerberus to the Board (incorporated herein by reference to Schedule TO-C of Cerberus ABP Investor LLC, filed on July 22, 2010)
(e)(1)	Excerpts from Proxy Statement on Schedule 14A for the 2010 Annual Meeting of Stockholders of BlueLinx Holdings Inc., filed on April 16, 2010.
(e)(2)	Excerpts from Annual Report on Form 10-K for the fiscal year ended January 2, 2010, filed on March 2, 2010.
(e)(3)	Complaint entitled Kyle Habiniak v. Howard Cohen, et al. filed on July 23, 2010 in the Superior Court of Fulton County, Georgia.
(e)(4)	Notice of voluntary dismissal in the case of Kyle Habiniak v. Howard Cohen, et al. filed on August 11, 2010 in the Superior Court of Fulton County, Georgia.
(e)(5)	Complaint entitled Joseph P. Hindermann v. BlueLinx Holdings, Inc., et al. filed on July 27, 2010 in the Superior Court of Cobb County, Georgia.
(e)(6)	Complaint entitled Andrew Markich v. BlueLinx Holdings Inc., et al. filed on July 30, 2010 in the Superior Court of Cobb County, Georgia.
(e)(7)	Complaint entitled Peter Jerszynski v. BlueLinx Holdings Inc., et al. filed on August 3, 2010 in the Superior Court of Cobb County, Georgia.
(e)(8)	Complaint entitled Richard T. Winter v. Cerberus ABP Investor LLC, et al. filed on August 4, 2010 in the Superior Court of Cobb County, Georgia.
(e)(9)	Complaint entitled Stadium Capital Qualified Partners, L.P. v. Cerberus ABP Investor LLC, et al. filed on August 10, 2010 in the Court of Chancery for the State of Delaware.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BLUELINX HOLDINGS INC.

By:	/s/ H. Douglas Goforth
Name:     H. Douglas Goforth
Title:     Chief Financial Officer and Treasurer

Dated: August 13, 2010